UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 29, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#H1_2021

29 July 2021

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the Covid-19 outbreak may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q2 2021 highlights



Q2 Key messages

- Excellent commercial performance overall with strong equipment sales driven by shops reopening and 5G
- Revenues acceleration driven by outstanding Africa & Middle East, other European countries and Enterprise
- B2B: Strong recovery on IT&IS at 10.8% in Q2 thanks to Cloud, Digital and Data and Cyberdefense
- Key milestone in infrastructure achieved with the recent set-up of management team of our European Towerco, Totem

Q2 21 key achievements

FTTH

51.8m
Connectable homes

10.3m Customers ▶ **+28%** yoy

+2.2m
Customers yoy, accelerating in Q2

France

+353k
Strong FTTH net adds in Q2

26.1m
FTTH connectable lines

5G 520 municipalities covered

Enterprise

+10.8%
Yoy Q2 IT&IS growth

~ +10%
Digital & Data, Cloud and Cyberdefense

BLEU — JV between Capgemini and Orange to provide a 'Cloud de Confiance'

5G

Successful launch in **6** European countries

Strong appetite for 5G smartphones

941K 5G customers

Europe

Strong commercial performance
Clear inflexion yoy

Total revenues +1.8%,yoy including Spain

Equipment sales +20% driven by pent-up demand and 5G

MEA

€1.05bn H1 21 EBITDAaL ▶ **+17%** growth in 1y

Impressive FBB revenues growth +23% yoy

>575K OB clients in Africa

[1]For offering & market presence (ranking Forester)

H1 21 financial achievements

Revenue
€20.9bn
▲ +1.5% yoy in H1 21

EBITDAaL
€5.8bn
▼ -0.4% yoy in H1 21

eCapex
€3.8bn
▲ +22.8% yoy in H1 21

Organic Cash Flow
€840M
(Telecom)

Net debt/ EBITDAaL
1.99x
(Telecom)

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified
All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Financial results overview



Revenue **accelerating** in Q2 2021

H1 2021 revenue*	Q2 2021	H1 2021
€20.9bn	yoy +2.6% +€264m	yoy +1.5% +€314m

* Orange Bank Net Banking Income is not included in Group revenues but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

Q2 revenue growth contribution per segment (yoy in €m)



+2.6%
10,288
-31
-0.7%
+6.1%
Other European Countries
47
80
-33
Spain
-2.7%
+14.4%
196
+2.3%
43
8
10,551
Q2 20 cb
France
Europe
MEA
Enterprise
Others
Q2 21

Q2 revenue evolution per activity (yoy in %)



+1.2%
+5.7%
-2.8%
+11.2%
-3.9%
+27.5%
Convergent services
Mobile only services
Fixed only services
IT & Integration services
Wholesale
Equipment sales

Resilient

EBITDAaL

	Q2 2021	H1 2021
Group EBITDAaL	yoy -0.4% -€14m	yoy -0.4% -€21m
EBITDAaL Telecom	yoy -0.8% -€25m	yoy -0.7% -€40m

H1 21 Group EBITDaAL evolution per segment
yoy, in €m



-0.4%
5,859
Mobile financial services
-75
Telecom activities
5,933
-71
-118
33
153
-2
19
Improving trends
-35
5,837
-56
5,893
H1 2020 cb
France
Spain
other Europeans countries
MEA
Enterprise
Mobile financial services
Others
H1 2021

Net income down due to impairment on Spain



-€3,620bn
1,015
-21
-276
-3,702
308
71
-2,605
H1 2020
EBITDAaL cb
adjustments*
Impairment of Spain goodwill
Financial result
D&A, income tax paid & others
H1 2021
1
2
3

H1 2021
Net income

-€2.6bn

-€3.6bn yoy

1. Includes restructuring programmes (€286m)*
2. Impairment in Spain mainly reflects :
   - worsening competitive market environment
   - continuation of sanitary crisis delaying the economic turnaround
3. Includes hedging of subordinated notes denominated in GBP

* See details on slide 33

Significantly increasing organic cash flow*

Organic Cash Flow* reaching €840 m in H1 2021 (in €m)



+0.6bn€ yoy
2,060
98
-582
-500
-236
840
EBITDAaL -eCapex (telecom activities)
change in working capital (incl. eCapex payables)
net financial interests paid**
income taxes paid
other operational items
Organic Cash Flow * H1 2021

Very solid balance sheet

	2020	H1 2021
Net debt* (telecom activities)	23,489	25,344
Average maturity of OSA bonds (years)	8.6	8.9
Average cost of gross debt	3.14%	2.92%
Net debt /EBITDAaL (telecom activities)	1.83x	1.99x

Strong liquidity position
(telecom activities)

€15bn***

*see details on slide 34
**excluding 0.1 billion euros in interest disbursed on lease liabilities
***o/w €8.8bn in cash and €6.2bn available undrawn amount of credit facilities

Section Three
Business Review



Q2 2021 France

Retail services accelerating

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**4,546**	**-0.7%**	**8,950**	**-0.5%**
Retail services	2,695	+0.4%	5,383	+0.1%
Wholesale	1,434	-5.6%	2,720	-4.2%
Equipment sales	254	23.4%	523	+14.2%
EBITDAaL			**3,181**	**-2.2%**
eCAPEX			**2,171**	**+31.8%**

Retail revenues growth excl. PSTN & DCO



1.9%
1.7%
2.4%
1.9%
2.6%
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21

FIXED

5.3m FTTH customers

+39% yoy

FBB net adds in '000



+61
+68
+238
-177
+353
-285
Q2 20
Q2 21

51% FTTH adds* are new customers

CONVERGENCE

69.2€ Convergent ARPO

+0.7% yoy

Convergent services revenues accelerating QoQ



1.5%
2.9%
2.2%
Q1 21
Q2 21
H1 21

MOBILE

+0.4€ Mobile ARPO

+2.6% yoy



COVID
9.5%
10.8%
Lower churn vs Q2 19
+29
+142
Q2 20
Q2 21

FTTH net adds in '000 | ADSL and others BB net adds in '000 | Mobile contract net adds excl M2M in '000 | Quaterly mobile churn rate

*gross adds + migration

Q2 2021 Europe

Solid commercial performance. Other European Countries' EBITDAaL growing +4.7% yoy

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**2,581**	**+1.8%**	**5,164**	**-0.3%**
Retail services	1,724	-2.1%	3,451	-3.3%
Wholesale	472	-0.2%	926	-2.0%
Equipment sales	349	26.8%	718	+20.0%
EBITDAaL			**1,359**	**-5.9%**
eCAPEX			**870**	**+15.2%**

H1 EBITDAaL evolution (in €m)



-5.9%
1,444
-118
13
13
7
Other European Countries growing +4.7%
1,359
H1'20
Spain
Poland
Belgium Luxembourg
Romania, Slovakia, Moldova
Actual H1

Europe, mobile contract net adds ex-M2M (in '000s)



% convergence in base
31%
33%
-129
+64
+90
Q2 20
Q1 21
Q2 21

Europe, Fixed Broadband net adds (in '000s)



FTTH
Others (xDSL, Cable, Fixed LTE)
% convergence in base
67%
68%
+32
-42
-10
+62
+126
-64
+39
+98
-58
Q2 20
Q1 21
Q2 21

Q2 2021 Spain

Ongoing simplification and transformation

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1,180**	**-2.7%**	**2,368**	**-5.1%**
Retail services	797	-8.3%	1,614	-9.2%
Wholesale	228	-0.5%	443	-1.4%
Equipment sales	155	+35.6%	310	+21.5%
EBITDAaL			**610**	**-16.2%**
eCAPEX			**457**	**+16.6%**

Convergence net adds	⬆ +9k
Mobile contract net adds*	⬆ +36k
FTTH net adds	⬆ +28k
FBB net adds	⬇ -9k

Customer base stabilising since 2Q20 driven by churn improvement



in '000
+2.4%
(+71)
2,949
3,020
Convergence
Q2 20
Q2 21
+1.5%
(+58)
3,966
4,024
FBB and fiber penetration
80%
85%
FTTH
ADSL
Q2 20
Q2 21
+1.5%
(+170)
11,223
11,393
Mobile contract*
* excl. M2M
Q2 20
Q2 21

Transforming our operating model

Simplification of low cost brands ongoing

República Móvil

joined Simyo successfully

Voluntary departure plan accepted

and

fully subscribed by employees

NPS improving

Orange: +3 pts
Jazztel: +22 pts

Q2'21 vs Q2'20

Q2 2021 Africa & Middle East
Acceleration of growth

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1,555**	**+14.4%**	**3,043**	**+10.7%**
Retail services	1,359	+15.8%	2,660	+12.8%
Wholesale	157	+0.6%	310	-5.6%
Equipment sales	30	42.2%	54	+28.8%
EBITDAaL			**1,051**	**+17.0%**
eCAPEX			**525**	**+21.0%**

Acceleration of retail services growth…

Revenue cb yoy growth in %



7.9%
10.2%
8.5%
9.0%
4.7%
7.1%
10.5%
9.8%
15.8%
5.8%
7.6%
6.1%
6.2%
1.3%
5.1%
8.3%
7.1%
14.4%
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Retail services
Total MEA

+1.9 pts EBITDAaL margin yoy



32.7%
34.5%
H1 2020 cb
H1 2021
EBITDAaL
EBITDAaL margin

…thanks to fast growth engines

Revenues growth Q2 yoy



+23%
+22%
+24%
FBB
OM
Data
Q2 2020
Q2 2021

1.9 m customers +30% yoy

22.6 m active customers* +15% yoy

38.2 m 4G customers +37% yoy

** At least one transaction per month*

Q2 2021 Enterprise

IT&IS drives top line growth and quasi stability for EBITDAaL

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1,932**	**+2.3%**	**3,840**	**+1.3%**
Fixed only services	916	-5.3%	1,834	-4.5%
IT & integration services	796	+10.8%	1,565	+8.6%
Mobile	220	+8.7%	440	+3.4%
EBITDAaL			**484**	**-0.5%**
eCAPEX			**157**	**-8.0%**

Revenue evolution



-3.3%
-1.7%
-1.2%
+0.4%
+2.3%
Total
fixed only
mobile
IT&IS
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21

Double digit growth



Cybersecurity
Cloud
Digital & Data

+14% yoy in H1 21

+9.8% yoy in H1 21

+10% yoy in H1 21

IT&IS share in total OBS revenues



+2.7 pts
38.1%
40.8%
H1 20 cb
H1 21

Section Four
Guidance



Guidance 2021 confirmed

	2021e before tax refund allocation	2021e After tax refund allocation
EBITDAaL, yoy	Around +1%	Flat -
eCAPEX	~ €7.3 bn	€ 7.6 -7.7bn
Organic Cash Flow (telecom)	> €2.6bn	> €2.2bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term	Around 2x in the medium term
Dividend	€0.70	€0.70

Section Five
Focus GROWTH


Orange Infra
Orange Africa
Orange Growth
Orange Tech
Orange Services

Growth Engines and transformational programmes at full speed


Accelerating growth
MEA
OBS and Orange Cyberdefense Leadership
Europe, convergence paving the way for growth
Orange Bank now bottoming out
Infrastructure leadership
Scale up
Capex down
Fuelling organic Cash flow

Our GROWTH engines at a glance

Growth, a common element of our six engines

MEA
EBITDAaL
Growing double-digit
From 2023 v. 2020

Europe
~ +€150m
EBITDAaL growth from 2020 till 2023 including Spain

OBS
EBITDAaL
Growing 2022, 2023

Orange Cyberdefense
Outpace market in topline growth

Orange Bank
EBITDAaL bottoming out in 2020

Infrastructure
Industrial engines for future growth

FTTH, Orange undisputed pioneer in Europe

VHBB own deployment till Q1 2021, in million lines


0.2
36.6
25.7
43.7
6.6
41.9
~6**
24.1
4.6
16.7
~4***
ORA
TEF
DT
VOD
BT
TIM
Other
FTTH*
*Multiple colours

ORA: Own network
TEF: Only TEF Spain
DT: FTTH Deployment includes FTTH/B
***VOD: Split FTTH/Cable estimated*
BT: Openreach figures of Ultrafast FTTP
****TIM: Split FTTH/Cable estimated*

Wholesale harvest will fuel income beyond 2023…

National roaming decrease will be partially offset by growth levers (IoT, new MVNO contracts, etc)

French wholesale revenues


Mobile
Fixed
2019
2020
2021
2022
2023
2024
2025

France fixed wholesale revenues will near-stabilise between 2024 to 2025

Zoom Mobile


National Roaming
Call termination
Mobile, IOT
2019
2020
2021
2022
2023
2024
2025

Zoom Fixe


Co-financing
Construction in PIN areas
Others Fixed revenues
2019
2020
2021
2022
2023
2024
2025

… with new growth levers to mitigate legacy decline

Conquest of perennial infrastructure and Enterprise market will limit national roaming, Interco and copper decrease

Near 2/3 of net revenue loss between 2021 and 2025 has very low EBITDAaL impact

Our growth engines will limit the impact on EBITDAaL to less than 500 m€ between 2021 and 2025


Fixed wholesale transformation
Mobile wholesale transformation
Competitive pressure
Regulatory constraints
Innovation
Revenue reshuffling
In 2025, Fiber linked revenues will represent majority of total fixed wholesale


National roaming
Interco
Copper related
No EBITDAaL impact
New growth levers
Mobile, IoT, etc
Infra carrier to carrier
Enterprise market
Fibre local loop

Temporary Revenues

Co-financing proceeds: ~40% expected potential remaining to be co-financed

PIN construction revenues has Very low EBITDAaL impact

Very low EBITDAaL impact

Pragmatic infrastructure approach to create growth

Providing tailor-made solutions

- Orange Concessions: the leading fibre platform in French rural areas
- Taking advantage of the fibre commercial momentum to accelerate in low-to-medium dense areas
- Leveraging financial lease to deploy extra 3m lines, reducing fiber access costs

Totem, creating a leading European mobile passive infrastructure platform

Agility and manoeuvrability to seize value creation opportunities

Clear and credible GROWTH ambitions…

Additional contribution from 2020 to 2023

from MEA, OBS, Orange Cyberdefense, Orange Bank and Europe, including Spain

Revenues

~ +€2bn

▲ 2023 vs 2020

EBITDAaL

~ +€1bn

▲ 2023 vs 2020

… associated with transformational programmes allowing reiteration of the guidance

Group 2023 guidance confirmed

Net Indirect cost savings (scale up)

-€1bn

On track 2023 vs 2019

eCAPEX

Decrease from 2022 on track

Org. Cash flow

€3.5 to €4bn

Reiterated

Conclusion
Orange GROWTH


Orange Infra
Orange Africa
Orange Growth
Orange Tech
Orange Services

Annexes

Finance table details by segment

France

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**4 546**	**-0.7%**	**8 950**	**-0.5%**
Retail services	2 695	+0.4%	5 383	+0.1%
Convergent services	1 163	+2.9%	2 317	+2.2%
Mobile only services	563	+1.2%	1 122	+0.2%
Fixed only services	968	-2.8%	1 944	-2.3%
Fixed only broadband	712	+3.4%	1 415	+3.5%
Fixed only narrowband	257	-16.7%	529	-15.1%
Wholesale	1 434	-5.6%	2 720	-4.2%
Equipment sales	254	23.4%	523	+14.2%
Other revenues	163	-2.7%	325	+1.9%
EBITDAaL			**3 181**	**-2.2%**
EBITDAaL margin			35.5%	-0.6pt
eCAPEX			**2 171**	**+31.8%**
eCAPEX/revenues			24.3%	+5.9pt

Europe

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**2 581**	**+1.8%**	**5 164**	**-0.3%**
Retail services	1 724	-2.1%	3 451	-3.3%
Convergent services	672	-1.4%	1 337	-2.5%
Mobile only services	715	-3.6%	1 434	-5.3%
Fixed only services	256	-3.4%	522	-3.3%
IT & integration services	81	+11.0%	158	+9.4%
Wholesale	472	-0.2%	926	-2.0%
Equipment sales	349	26.8%	718	+20.0%
Other revenues	36	+42.1%	70	+0.9%
EBITDAaL			**1 359**	**-5.9%**
EBITDAaL margin			26.3%	-1.6pt
eCAPEX			**870**	**+15.2%**
eCAPEX/revenues			16.8%	2.3pt

Spain

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1 180**	**-2.7%**	**2 368**	**-5.1%**
Retail services	797	-8.3%	1 614	-9.2%
Convergent services	465	-7.5%	933	-8.5%
Mobile only services	220	-12.3%	450	-12.9%
Fixed only services	110	-4.0%	225	-5.4%
Wholesale	228	-0.5%	443	-1.4%
Equipment sales	155	+35.6%	310	+21.5%
Other revenues	(0)	+0.0%	0	-96.0%
EBITDAaL			**610**	**-16.2%**
EBITDAaL margin			25.8%	-3.4pt
eCAPEX			**457**	**+16.6%**
eCAPEX/revenues			19.3%	+3.6pt

Africa & Middle East

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1 555**	**+14.4%**	**3 043**	**+10.7%**
Retail services	1 359	+15.8%	2 660	+12.8%
Mobile only services	1 192	+15.4%	2 329	+11.9%
Fixed only services	158	+18.0%	318	+19.9%
IT & integration services	9	+32.4%	13	+1.6%
Wholesale	157	+0.6%	310	-5.6%
Equipment sales	30	42.2%	54	+28.8%
Other revenues	9	+8.8%	18	+0.7%
EBITDAaL			**1 051**	**+17.0%**
EBITDAaL margin			34.5%	+1.9pt
eCAPEX			**525**	**+21.0%**
eCAPEX/revenues			17.2%	1.5pt

Enterprise

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1 932**	**+2.3%**	**3 840**	**+1.3%**
Fixed only services	916	-5.3%	1 834	-4.5%
Voice	281	-12.9%	569	-9.0%
Data	636	-1.5%	1 265	-2.4%
IT & integration services	796	+10.8%	1 565	+8.6%
Mobile	220	+8.7%	440	+3.4%
EBITDAaL			**484**	**-0.5%**
EBITDAaL margin			12.6%	-0.2pt
eCAPEX			**157**	**-8.0%**
eCAPEX/revenues			4.1%	-0.4pt

Change in net income

	H1 2020 historical	H1 2020 cb	H1 2021 actual
EBITDAaL	5,914	5,859	5,837
Neutralisation of IFRS 16 lease interest expenses effects in EBITDAaL	58		58
Adjustments*	(168)		(443)
Depreciation & amortization of fixed assets	(3,549)		(3,499)
Other income / (charge)	(4)		(3,705)
Operating income	**2,250**		**(1,752)**
Financial result	(744)		(436)
Tax	(491)		(417)
Net income from consolidated Group	**1,015**		**(2,605)**
Minority interests	88		165
Net income Group share	927		(2,769)

* See details on slide 33

Adjustments

in €m	H1 2020 Historical	H1 2021 Actual
Restructuring programs costs	(19)	(305)
Acquisitions and integration costs	(10)	(20)
Significant litigations	(169)	(89)
Specific labour expenses	(28)	(41)
o\w Senior Part Time	*(28)*	*(29)*
Fixed assets, investments and businesses portfolio review	59	12

Change in net debt

(in millions of euros)	H1 2020	FY 2020	H1 2021
EBITDAaL - eCAPEX (telecom activities)	2,843	5,736	2,060
Change in eCAPEX payables	(340)	307	(284)
Change in working capital requirements	(1,017)	(500)	382
Net interest paid (including dividends received)*	(559)	(1,127)	(582)
Income taxes paid	(527)	(1,085)	(500)
Other operational items**	(146)	(838)	(236)
Organic Cash Flow (telecom activities)	255	2,494	840
Licences and spectrum paid	(134)	(351)	(129)
Main litigations paid/received	(18)	2,217	(354)
Net of acquisitions and disposals	(18)	(89)	(286)
Subordinated notes issuances (purchases), other related fees and coupons	(186)	(292)	(475)***
Dividends paid to owners of parent company	(532)	(1,595)	(1,330)
Dividends paid to non-controlling interests	(164)	(225)	(190)
Other financial items	(157)	(183)	69
Change in net debt	(954)	1,976	(1,855)
Net financial debt	(26,420)	(23,489)	(25,344)
Ratio of net financial debt / EBITDAaL of telecom activities	**2.04x**	**1.83x**	**1.99x**

* Excluding €60m of interest expenses on IFRS 16 leases and financed assets in H1 2021, €132m in FY 2020 and €64m in H1 2020.
**Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.
*** Of which: coupons for (163)m€ and issuances (purchases) and other related fees for (311)m€

Acceleration in FTTH rollout in a post-COVID context

52.8m VHBB** connectable lines

FTTH connectable lines in France


+36%
19.3m
26.1m
2Q 20
2Q 21

VHBB connectable lines in Spain


+4%
15.1m
15.7m
2Q 20
2Q 21

FTTH connectable lines in Poland


+17%
4.6m
5.4m
2Q 20
2Q 21

FTTH acceleration in France

FTTH roll-out (connectable homes)


+8%
+3.0m
+3.2m
H1 20
H1 21

FTTH net adds


+72%
+429k
+739k
H1 20
H1 21

H1 2021 eCapex

€3.8bn

H1 2021

yoy
+22.8%
+€714m

**VHBB > 100 Mbps

Convergence, the bedrock of our strategy

€3.7bn Convergent services revenues in H1 2021

+0.4% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France*
55%
53%
Q2 20 Q3 20 Q4 20 Q1 21 Q2 21
Spain
85%
86%
Q2 20 Q3 20 Q4 20 Q1 21 Q2 21
Poland
63%
66%
Q2 20 Q3 20 Q4 20 Q1 21 Q2 21

Churn improvement with convergence in Q2**

France	Spain	Poland
-4pt	-5pt	0pt

Quarterly convergent ARPO, in €/month in Q2

France	Spain	Poland
€69.2 +0.7% yoy	€52.8 -8.1% yoy	€24.6 +5.6% yoy***

Number of mobile lines per convergent offer (Q2 yoy growth)

France	Spain	Poland
1.68 +0.5% yoy	2.04 +3,7% yoy	1.88 -0.2% yoy

* Open customers only
** Churn differential between convergent B2C customers and total fixed BB B2C customers
*** YoY change calculated in local currency

Towards a more sustainable, inclusive & responsible 2025


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Ambitions

Digital inclusion

develop connectivity and inclusive services

FTTH connectable homes (in millions)	1H21	52m	**69m** / 2023
Orange Digital Center	July 21	8	**32** / 2025

Environment

reduce our CO_{2eq} emissions and implement circular economy to achieve Net Zero Carbon by 2040

CO_{2eq} emissions reduction vs 2015 (%)	1H21*	-11.1%	**-30%** / 2025
Collected mobile (% in Europe)	1H21*	20.5%	**30%** / 2025

*estimates

Diversity

align gender representation in management with employee representation

Women in management network (Group)	1H21	31.3%	**35%** / 2025

Employee commitments

- Engagement Maker award to promote sustainable initiatives : c 1000 applicants
- Employee salary-roundup donations doubled by Orange SA launched in May 2021
- CO_{2eq} emission reduction objective introduced in incentive bonuses for Orange SA
- >19 000 CSR Visa delivered since October 2020